Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 16, 2007

NOTICE AND PROXY STATEMENT

        This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”), of Scopus Video Networks Ltd. (the “Company”) in connection with an Annual General Meeting of Shareholders of the Company to be held at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on October 16, 2007, at 5:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Annual General Meeting” or the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Scopus”, the “Company”, “we”, and “our” refer to Scopus Video Networks Ltd.

        At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

    1.        To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2007, and for the period until the next Annual General Meeting of the shareholders, and to empower the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation.

    2.        To approve the appointment of Orit Leitman, as a Class I Director, to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2010 or until a successor has been duly elected.

    3.        Subject to Ms. Leitman appointment as a member of the Board, to approve a compensation package for Ms. Leitman, for her services as a member of the Board of Directors.

        In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2006. The board would report the Meeting regarding auditors’ compensation for the year 2006.

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of the Proposals.

        The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

        Shareholders of record at the close of business on September 17, 2007 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

        Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company no later than 48 hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors, Scopus Video Networks Ltd.

David Mahlab	Yaron Simler
Chairman of the Board of Directors	Chief Executive Officer

September 20, 2007

SCOPUS VIDEO NETWORKS LTD.

10 Ha'amal Street, Park-Afek,
Rosh-Ha'ayin 48092, Israel.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 16, 2007

        This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Scopus Video Networks Ltd. (the “Company” or “Scopus”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on October 16, 2007 at 5:00 p.m., local time, at the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about September 20, 2007.

Shareholders Entitled to Vote

        Only shareholders of record of Ordinary Shares at the close of business on September 17, 2007 (the “Record Date”) are entitled to notice of and to vote at the Meeting. On September 14, 2007 the Company had 13,672,514 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies; Counting of Votes

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least forty eight (48) hours prior to the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company (“Ordinary Shares”) covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the NASDAQ, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

        Shareholders may vote their shares at the Meeting, whether or not they attend, by appointing “proxies” to vote on their behalf. A shareholder may appoint a proxy by delivering an appointment of a proxy to the Company at least forty eight (48) hours prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        The Company will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith. A soft copy of the Company’s Annual Report for the year ended December 31, 2006 is available on the Company’s website at www.scopus.net

        To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies law– 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, not later than September 27, 2007. Our board of directors may respond to your notice not later than October 4, 2007.

        Following the Meeting, one or more shareholders holding, at the Record Date, at least 683,626 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of the Proposals.

        At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum, at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two shareholders holding at least 10% of the issued and outstanding share capital of the Company.

THIS PROXY CARD SHALL ALSO SERVE AS A VOTING CARD (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT

Directors and Senior Managers

        The following table sets forth, as of September 14, 2007, the number of Ordinary Shares beneficially owned by each of the directors and officers and our directors and officers as a group.  The information in this table is based on 13,672,514 Ordinary Shares outstanding as of September 14, 2007. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at or exercisable within 60 days of, September 14, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below. Except as disclosed below, to the Company’s knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	673,692	4.7%
Yaron Simler, CEO and Director	-	301,702	2.2%
Eitan Koter, VP, President	*
Moshe Eisenberg, Chief Financial Officer	*
Ovadia Cohen, VP, Marketing	*
Shlomo Arbiv, VP, Finance	*
Moshe Russo, VP, Research and Development	*
Ronit Kalujny, VP, Operations	*
Sharon Witzrabin, VP, Human Resources	*
Yoel Gat, Director	-	291,158	2.1%
Jackie Goren (Rozenblum), Director	*
Michael Anghel, Director	*
Louis Silver, Director	*
Izhak Tamir, Director	*
Total for the group	66,808	1,548,871	10.2%

*	Less than 1% of the outstanding Ordinary Shares.

EXECUTIVE COMPENSATION

        Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

        The aggregate direct compensation we paid to our directors and executive officers as a group for the year ended December 31, 2006 (14 persons) was approximately $3.9 million. This amount includes $120 thousands that was set aside or accrued to provide for pension, retirement or similar benefits and $1.6 million stock-based compensation expense. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        During the year 2006 five of our non-employee directors were entitled to receive aggregate fees of $48,000 per quarter, plus reimbursement of related expenses. Directors who are also our employees do not receive any additional compensation for serving on the board of directors or attending board meetings.

        As of September 14, 2007, there were outstanding options to purchase 2,360,030 Ordinary Shares granted to our directors and officers (14 persons).

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

I.	PROPOSAL ONE: APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF AUDITORS' COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2007 and for the period until the next Annual General Meeting of shareholders.

        Representatives of Brightman Almagor & Co. will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

        Shareholders are being asked to approve the selection of Brightman Almagor & Co. as the Company’s independent auditors for 2007 and for the period until the next Annual General Meeting of shareholders, and to authorize our Board of Directors to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Resolution

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, to approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2007 period until the next Annual General Meeting of shareholders, and to empower the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ compensation”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Brightman Almagor as the Company’s independent auditors and the authorization of the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

II.	PROPOSAL TWO: APPOINTMENT OF A DIRECTOR

Background

        The term of the Class I Director will expire at the Meeting, and a successor Class I Director shall be elected at the Meeting. The Company received a request from Optibase Ltd., one of its shareholders, to name Orit Leitman as a nominee for the position of a member of the Board, in accordance with Section 66(b) of the Israel Companies Law. The Board of Directors interviewed Orit Leitman and reviewed her background, professional experience, education, and credentials, and recommends to elect Ms. Leitman to serve as a Class I Director until the Annual General Meeting of Shareholders to be held in 2010 and until a respective successor is duly elected and qualified. Ms. Leitman qualifies as an independent director within the meaning of the rules of the NASDAQ Global Market and Sarbanes-Oxley Act of 2002.

        Orit Leitman serves as Vice President of Finance of Paradigm Geophysical Ltd. since 1999. Ms. Leitman also serves as a director and member of the investment committee of Modelim Kranot Neemanut Ltd. from 2006. Ms. Leitman has served as an External Director of Nur Macroprinters Ltd. from 2000 to 2003. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Ms. Leitman holds both a B.A. in Economics and an M.B.A. degree from the Tel-Aviv University.

Proposal

        To elect Orit Leitman as a Class I Director, until the Annual General Meeting of the Shareholders to be held in 2010 and until a respective successor is duly elected and qualified.

Resolution

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, that Orit Leitman is hereby elected to the Board of Directors and be classified as a Class I Director, who shall serve until the Annual General Meeting of the Shareholders to be held in 2010 and until a respective successor is duly elected and qualified.

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to elect the foregoing nominee as Director.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Orit Leitman as a Class I Director of the Company. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the election of Orit Leitman as a Class I Director unless specifically instructed to the contrary. Should Orit Leitman become unavailable for election to the Board of Directors at the Meeting, the persons appointed as proxies will have discretionary authority in that instance to vote the proxy for a substitute. The Board of Directors knows of no current circumstances that would render the Director named herein unable to accept nomination or election.

III.	PROPOSAL THREE: ORIT LEITMAN’S COMPENSATION

Background

        Pursuant to shareholders’ resolutions adopted on December 6, 2005 and on June 15, 2006 (the “Previous Resolutions”), we granted each of our independent directors a compensation package as follows:

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by them to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period as of the Effective Date for the preceding three months period;
2.	In addition to the foregoing, the Company will pay them for each Meeting that she attends in person, an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending Meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;
3.	Reimbursement of expenses incurred by them in connection with their participation in the Meetings subject to the limitations of the Regulations and in accordance with the Company’s policy; and
4.	Options to purchase 20,000 Ordinary Shares of the Company, at an exercise price per share of $7, which is equal to the price per share determined in the initial public offering of the Company. The Options vest in three equal installments at each anniversary of December 16, 2005. Vested Options shall not terminate by virtue of termination of office as a director. The Options were granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.

Proposal

        Subject to Ms. Leitman appointment as a member of the Board, to approve a compensation package for Ms. Leitman, for her services as a member of the Board of Directors, as follows (the “Compensation Package”):

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by her to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period for the preceding three months period;
2.	In addition to the foregoing, the Company will pay her for each Meeting that she attends in person, an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending Meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;
3.	Reimbursement of expenses incurred by her in connection with her participation in the Meetings subject to the limitations of the Regulations and in accordance with the Company’s policy; and
4.	Options to purchase 20,000 Ordinary Shares of the Company, (the “Options”) at a strike price equal to the closing sales price for the Company’s Ordinary Shares (or the closing bid, if no sales were reported) as quoted on NASDAQ on the last market trading day prior to the Annual General Meeting of Shareholders. The Options shall vest in three equal installments at each anniversary of the commencement date. Vested Options shall not terminate by virtue of termination of office as a director. The Options will be granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.

Resolution

        At the meeting, it is proposed that the following resolution be adopted:

        “RESOLVED, subject to Ms. Leitman appointment as a member of the Board, to approve a compensation package for Ms. Leitman, for her services as a member of the Board of Directors, as follows:

1.	An annual fee in the amount of US$18,000 (eighteen thousand U.S. Dollars) plus VAT (the “Annual Fee”), against a valid invoice furnished by her to the Company. The Annual Fee will be paid in four quarterly equal installments upon completion of each three months period for the preceding three months period;
2.	In addition to the foregoing, the Company will pay her for each Meeting that she attends in person, an amount in US$ equal to NIS 3,000. Payment for execution of resolutions in writing and attending Meetings by teleconference shall be made in accordance with the Companies Regulations (Rules regarding Compensation and Expenses for an External Director) – 2000 (the “Regulations”). The amounts in Section 1 and 2 shall be paid subject to the Company’s obligations to deduct taxes at source;
3.	Reimbursement of expenses incurred by her in connection with her participation in the Meetings subject to the limitations of the Regulations and in accordance with the Company’s policy; and
4.	Options to purchase 20,000 Ordinary Shares of the Company, (the “Options”) at a strike price equal to the closing sales price for the Company’s Ordinary Shares (or the closing bid, if no sales were reported) as quoted on NASDAQ on the last market trading day prior to the Annual General Meeting of Shareholders. The Options shall vest in three equal installments at each anniversary of the commencement date. Vested Options shall not terminate by virtue of termination of office as a director. The Options will be granted pursuant to, and are subject to, the provision of the Company’s 2001 Amended and Restated Share Option Plan.

Vote Required

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to approve Ms. Leitman’s Compensation Package.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Ms. Leitman’s Compensation Package.

REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
AND AUDITORS' REPORT

        The Report of Directors for the year ended December 31, 2006 and the audited consolidated Financial Statements of the Company and the Auditors’ Report in respect thereof for the year ended December 31, 2006 will be available for review by the shareholders at the Meeting. In accordance with applicable Israeli law, at the Meeting, the directors’ representative will answer appropriate questions relating to the above mentioned statements and reports.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

REPORTING REQUIREMENTS

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors

David Mahlab	Yaron Simler
Chairman of the Board of Directors	Chief Executive Officer

September 20, 2007